UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DYNAMIC ALTERNATIVES FUND
(Name of Subject Company (Issuer))

DYNAMIC ALTERNATIVES FUND
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

William A. Leuby

Hamilton Capital, LLC

5025 Arlington Centre Blvd., Suite 300

Columbus, Ohio 43220

(614) 273-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

Pamela M. Krill, Esq.

Godfrey& Kahn, S.C.

833 East Michigan Street, Suite 1800

Milwaukee, Wisconsin 53202

(608) 284-2226

April 11, 2025

(Date Tender Offer First Published,
Sent or Given to Security Holders)

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third-party tender offer subject to Rule 14d-1.

[X]       issuer tender offer subject to Rule 13e-4.

[_]       going-private transaction subject to Rule 13e-3.

[_]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[_]

ITEM 1.	SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
February 28, 2025	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value
March 3, 2025 and April 1, 2025*	Prior Two Admission Dates	the last two dates before the Commencement Date as of which shares of the Fund (“Shares”) were sold
April 18, 2025	Commencement Date	the date as of which the Offer commenced
May 16, 2025	Notice Date	the date by which any shareholder of the Fund (“Shareholder”) desiring to tender Shares for purchase must provide proper notice to the Fund
June 16, 2025	Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request
June 30, 2025*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Expiration Date occurs. The net asset value of the shares shall be determined within 30 calendar days of the Valuation Date.
*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Dynamic Alternatives Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) shares of the Fund (“Shares”).

•	Specifically, the Fund is offering to purchase Shares in an amount up to 5% of the net assets of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of such date, less any Repurchase Expenses (as defined below). (Net asset value per Share is equal to (a) the value of the total assets of the Fund less all of the liabilities of the Fund, including accrued fees and expenses, each determined as of the relevant Valuation Date, divided by (b) the number of Shares outstanding.)
•	Shareholders desiring to tender Shares for purchase must do so by 11:59 P.M., Eastern time, on the Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the
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related Letter of Transmittal (which, together constitute the “Offer”), by 11:59 P.M., Eastern time, on the latest applicable Notice Date).

•	Shareholders have the right to change their minds and withdraw any tenders of their Shares until 11:59 P.M., Eastern time, on the Expiration Date (or, in the event of any extension of the Offer, by 11:59 P.M., Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.
•	If a Shareholder tenders part of its Shares and the Fund purchases those Shares, the Fund will pay the Shareholder cash in an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered, less any Repurchase Expenses. If a Shareholder tenders all of its Shares and the Fund purchases those Shares, the Fund will give the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) representing the Fund’s obligation to pay for repurchased Shares. The Note entitles the Shareholder to receive an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered, less any Repurchase Expenses (defined below).
•	If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, including from additional subscriptions of Shares, and the proceeds of the sale of portfolio securities held by the Fund, including withdrawals of its capital from the private investment vehicles (“Portfolio Funds”) in which the Fund predominantly invests, or borrowings.
•	Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.
•	Shareholders desiring to tender Shares for purchase must do so by 11:59 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, by 11:59 P.M., Eastern time, on the latest applicable Notice Date).
•	The Offer to Shareholders remains revocable until 11:59 P.M., Eastern time, on the Expiration Date (or, if the Offer is extended, until 11:59 P.M., Eastern time, on the latest applicable Expiration Date). Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Expiration Date, the date that is forty business days following the commencement of the Offer, a Shareholder will also have the right to withdraw its tender of its Shares after such date.
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•	If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
Dynamic Alternatives Fund	Dynamic Alternatives Fund
c/o Ultimus Fund Solutions, LLC	c/o Ultimus Fund Solutions, LLC
225 Pictoria Dr, Suite 450	PO Box 46707
Cincinnati, OH 45246	Cincinnati, OH 45246

(ii) fax it to the Fund at 402-963-9094, or (iii) email it to service@dynamicalternativesfund.com, so that it is received before 11:59 P.M., Eastern time, on the Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of the Fund’s dedicated account representatives at 833-617-2624, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

•	Please note that, just as each Shareholder has the right to withdraw its tender, the Fund may suspend, postpone or terminate a repurchase offer in certain circumstances if the Board of Trustees of the Fund determines that such suspension, postponement or termination is advisable for the Fund and its Shareholders.
•	Also realize that the Offer is set to expire on the Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date).
•	A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.
ITEM 2.	ISSUER INFORMATION

(a)      The name of the issuer is Dynamic Alternatives Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 5025 Arlington Centre Blvd., Suite 300, Columbus, Ohio, 43220, and its telephone number is (614) 273-1000.

(b)      The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” As of the close of business on February 28, 2025, there were 22,014,716 Shares outstanding. As of the close of business on February 28, 2025, the aggregate net asset value of the Fund was $236,438,046.16 and the net asset value per share of the Fund was $10.74. Subject

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to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 5% of the net assets of the Fund which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c)      There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Fund’s Prospectus dated March 18, 2025 and the Fund’s Agreement and Declaration of Trust dated as of March 24, 2021 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The Fund is tendering its own Shares. The name of the filing person (i.e., the Fund and the subject company) is Dynamic Alternatives Fund. The Fund’s principal executive office is located at 5025 Arlington Centre Blvd., Suite 300, Columbus, Ohio, 43220, and its telephone number is 833-617-2624. The investment adviser of the Fund is Hamilton Capital, LLC (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at 5025 Arlington Centre Blvd., Suite 300, Columbus, Ohio, 43220, and its telephone number is (614) 273-1000. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Jeffrey G. Wilkins, Michael S. Jordan, Carrie J. Thome, and Jeremy Getson. The address of each member of the Board of Trustees is c/o Dynamic Alternatives Fund, 5025 Arlington Centre Blvd., Suite 300, Columbus, Ohio, 43220, and the telephone number of each member of the Board of Trustees is (614) 273-1000.

ITEM 4.	TERMS OF THE TENDER OFFER

(a)      (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 5% of the net assets of the Fund which are tendered by Shareholders by 11:59 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, by 11:59 P.M., Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)        The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund). Each Shareholder tendering part of their Shares will be paid cash in an amount, determined as of the Valuation Date, equal to the value of the Shares being purchased, less any Repurchase Expenses (defined below). Each Shareholder tendering all of their Shares and which are accepted for purchase will be given a Note promptly after the Notice Date. The Note will entitle the Shareholder to be paid an amount, determined as of the Valuation Date, equal to the value of the Shares being purchased, less any Repurchase Expenses (defined below). This amount will be the value of the Shareholder’s Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. Payment of the Note will be on or before the 35th day following the applicable Valuation Date.

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Although the Fund does not impose any charges on the repurchase of Shares, the Fund is permitted to allocate to Shareholders whose Shares are repurchased costs and charges imposed by the portfolio funds in which the Fund invests if the Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges (each Shareholder’s pro rata share of such charges, “Repurchase Expenses”).

(iii)      Shareholders desiring to tender Shares for purchase must do so by 11:59 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, by 11:59 P.M., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares by 11:59 P.M., Eastern time, on the Expiration Date (or, if the Offer is extended, before 11:59 P.M., Eastern time, on the latest applicable Expiration Date).

(iv)      Not applicable.

(v)        The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined on a day determined by the Fund and notified to Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Notice Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi)      A tender of Shares made pursuant to this Offer may be withdrawn at any time before 11:59 P.M., Eastern time, on the Expiration Date (or, if the Offer is extended, before 11:59 P.M., Eastern time, on the latest applicable Expiration Date). Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Expiration Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)     Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal, or send via email at service@dynamicalternativesfund.com. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 11:59 P.M., Eastern time, on Notice Date (or, if the Offer is extended, no later than 11:59 P.M., Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

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Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii)   For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)      If Shares in excess of 5% of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund will only repurchase a pro rata portion of the Shares tendered based on the aggregate net asset value of the tendered Shares by each Shareholder, unless the offer to repurchase the Shares in the Fund is increased and extended by the Board. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)        The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi)      Not applicable.

(xii)     The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund

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to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests have been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements. A Foreign Shareholder generally will be able to

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avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability.

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA with respect to that Shareholder (i) at a rate of 30% on ordinary dividends it pays, and (ii) on or after January 1, 2019, 30% of certain capital gain dividends it pays, and on the gross proceeds of redemptions or exchanges of Shares. If a payment made by the Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners. Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury regulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA, to the Fund.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are in many

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cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2)           Not applicable.

(b)      Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus and the subscription agreement executed by each Shareholder provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders quarterly.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, or any person controlling the Fund, the Adviser, or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a)      As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.

(b)      Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, in accordance with the Prospectus. Shares may be purchased on the first day of each calendar month at the Fund’s net asset value per share calculated as of the last business day of the prior month.

(c)      None of the Fund, the Adviser, and the Board of Trustees are aware of any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate

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to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Section 229.1006(c) of Regulation M-A under the 1934 Act are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)      The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 5% of the net assets of the Fund (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand, including from additional subscriptions of Shares; (ii) the proceeds of the sale of portfolio securities held by the Fund, including withdrawals of its capital from Portfolio Funds; and (iii) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash, liquid securities, or interests in Portfolio Funds equal to the value of the amount estimated to be paid under any Note as described above.

(b)      There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)      Not applicable.

(d)      Neither the Fund, nor the Board of Trustees, has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a)      Based on the number of Shares outstanding as of the Prior NAV Calculation Date, the following persons (the named individuals being Trustees, Officers, or portfolio managers of the Fund, or any person controlling the Fund or the Adviser) own the number of Shares indicated in the below table:

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Person	Relationship to Fund	Number of Shares Held	Total Beneficial Ownership of Fund (%)
Jeffrey G. Wilkins	Interested Trustee, Deputy Chief Investment Officer and Managing Director of the Adviser, Chairman of the Board of Trustees of the Fund, and President/Co-Portfolio Manager of the Fund	6,695.6539[1]	0.0304%
William A. Leuby	Senior Vice President, General Counsel and Chief Compliance Officer of the Adviser; Assistant Secretary of the Fund	27,471.3150[2]	0.1248%
Francis Chu	Managing Director of Portfolio Management for the Adviser and Co-Portfolio Manager of the Fund	13,029.7360[3]	0.0592%
Lee J. Caleshu	Deputy Chief Investment Officer and Managing Director for the Adviser and Co-Portfolio Manager of the Fund	330.8180[4]	0.0015%

1.	Mr. Wilkins is the direct beneficial owner of 4,323.6290 Shares, the indirect beneficial owner of 568.9629 Shares through his ownership stake in the Adviser, and the indirect beneficial owner of 1,803.0620 Shares through his spouse’s retirement account.
2.	Mr. Leuby is the direct beneficial owner of 27,471.3150 Shares.
3.	Mr. Chu is the direct beneficial owner of 13,029.7360 Shares.
4.	Mr. Caleshu is the indirect beneficial owner of 330.8180 Shares through his ownership stake in the Adviser.

(b)      Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

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ITEM 10.	FINANCIAL STATEMENTS

(a)      (1) The Fund commenced operations on October 31, 2022. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the U.S. Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, which are incorporated in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended September 30, 2024 previously filed via EDGAR on Form N-CSR on December 6, 2024.

Unaudited financial statements for the semi-annual fiscal period ended March 31, 2024 previously filed via EDGAR on Form N-CSR on June 6, 2024; and

Audited financial statements for the fiscal year ended September 30, 2023 previously filed via EDGAR on Form N-CSR on December 8, 2023.

(2)       The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3)       Not applicable.

(4)       See (a)(1) above.

(b)      The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a)      (1) None.

(2)       None.

(3)       Not applicable.

(4)       Not applicable.

(5)       None.

(b)      None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal
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B.	Offer to Purchase
C.	Form of Letter of Transmittal
D.	Form of Notice of Withdrawal of Tender
E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

FILING Fees – Calculation of the filing Fee Tables.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

DYNAMIC ALTERNATIVES FUND

By: /s/ Jeffrey G. Wilkins
Name: Jeffrey G. Wilkins
Title: President, Principal Executive Officer

April 11, 2025

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EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal
B.	Offer to Purchase
C.	Form of Letter of Transmittal
D.	Form of Notice of Withdrawal of Tender
E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

FILING Fees – Calculation of the filing Fee Tables.